# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearmind Medicine Inc., CIK 0001892500
CUSIP: 1850532047
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 101-1220 WEST 6TH AVENUE, 101-1220 WEST 6TH AVENUE, VANCOUVER, BRITISH COLUMBIA, Canada (Federal Level) (Z4), V6H1A5
Date of event which requires filing of this statement: 12/05/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001998813-23-000001
Filed by CIK 0001998813

## Reporting persons
- Polatov Eli: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Clearmind Medicine Inc.
Address of issuer's principal executive offices: 101-1220 WEST 6TH AVENUE, 101-1220 WEST 6TH AVENUE, VANCOUVER, BRITISH COLUMBIA, , V6H1A5.

## Item 2. Person Filing
Name of person filing: Eli Polatov
Address of principal business office or, if none, residence: 48 Rothschild St., Bat Yam, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Armon Real Estate Agency Ltd., an Israeli company wholly-owned by Eli Polatov

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Polatov Eli: Eli Polatov, Individual (12/18/2023)